COMPANHIA BRASILEIRA DE DISTRIBUICAO
                         CNPJ/MF no. 47.508.411/0001-56

           MINUTES OF EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
                                  MAY 12, 2004

On the twelfth of May, 2004, at 4:00 p.m., at the Company's headquarters Av. Brigadeiro Luiz Antonio, 3142, in the capital city of the state of Sao Paulo, a meeting of the members of the Board of Directors of Companhia Brasileira de Distribuicao was held. Acting as President of the session, the Chairman of the Board of Directors Abilio dos Santos Diniz, invited me, Augusto Marques da Cruz Filho, to act as his secretary. To start the meeting, Mr. President asked me to read the Agenda, which I did, with the following content: - election of Mr. Jean Henri Albert Armand Duboc to take part in the Management of this entity. After reading the agenda, Mr. President put the item of the Agenda up for discussion, explaining to the present members that, as the Ministry of Justice had approved the request to change Mr. Jean Henri Albert Armand Duboc's Temporary Work Visa for a Permanent Work Visa, as published in the Federal Official Gazette, on the 17 of February of 2004, Section I, page 37, it was now necessary to proceed to his election. After discussions regarding the subject, it was approved unanimously by the present members, and elected for the position of Hypermarkets Director Mr. Jean Henri Albert Armand Duboc, French, married, technician, holder of the Identity Card for Foreigners RNE V213873-S, registered in the Individual Taxpayer's Register CPF/MF under the number 215.724.318-65, residing in the Capital city of the State of Sao Paulo, domiciled at Av. Brigadeiro Luiz Antonio no. 3172. The elected Director made the statements required by the Instruction number 367/2002, of the Comissao de Valores Mobiliarios [Brazilian Securities Commission]. Mr. President explained that the elected Director that maintains his condition as an employee in the Company could renounce the manager remuneration, choosing to maintain his salary. He also took the opportunity to reinforce in the present act the current composition of the Management, with a mandate until the Regular Stockholder's Meeting that approves the accounts for 2005, i.e., until April 30, 2006: Executive President: Augusto Marques da Cruz Filho; Investment and Projects Director: Caio Racy Mattar; Supply Chain
Director: Cesar Suaki dos Santos;

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Investors Relations Director: Fernando Queiroz Tracanella, Commercial Director:
Hugo Antonio Jordao Bethlem, Supermarket Director: Jose Roberto Coimbra Tambasco; Human Resources Director: Maria Aparecida Fonseca, Hypermarkets
Director: Jean Henri Albert Armand Duboc, Administrative Director: Eneas Cesar Pestana Neto and Controlling and Financial Director: Leonardo de Paiva Rocha. The members of the Board of Directors decided unanimously to leave the offices of Directors without Specific Designation temporarily vacant. As no Counselor wished to take the opportunity to say anything, Mr. President asked them to wait for the minutes to be registered and then signed. Having nothing more to decide, the meeting was drawn to a close and these minutes were registered, read, verified and signed by those present. Sao Paulo, 12 May, 2004. signature). Valentim dos Santos Diniz, Abilio dos Santos Diniz, Joao Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D'Avila, Pedro Paulo Falleiros dos Santos Diniz, Augusto Marques da Cruz Filho, Fernao Carlos Botelho Bracher, Jose Roberto Mendonca de Barros, Roberto Teixeira da Costa, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Luiz Carlos Bresser Pereira, Mailson Ferreira da Nobrega.

                     This is a faithful copy of the original



                          Augusto Marques da Cruz Filho
                                    Secretary



Marise Rieger Salzano - OAB/SP-85,251